December 11, 2018

Barry G. Steele
Chief Financial Officer
Gentherm Incorporated
21680 Haggerty Road
Northville, MI 48167

       Re: Gentherm Incorporated
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed November 1, 2018
           File No. 000-21810

Dear Mr. Steele:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

MD&A
Results of Operations, page 34

1. In your discussion of automotive segment revenues, you disclose changes attributed to many product categories and other factors but it is not clear how the quantified amounts reconcile to the total change in automotive revenues. In addition, you attribute the increase in cost of sales in 2017 to increased sales volumes and other factors, but do not quantify the change attributed to increased sales volumes. As such, please consider expanding this section by:

          increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
 Barry G. Steele
FirstNameIncorporated
Gentherm LastNameBarry G. Steele
Comapany11, 2018
December NameGentherm Incorporated
December 11, 2018 Page 2
Page 2
FirstName LastName
             using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
             refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; ensuring that all material factors are quantified and analyzed;
and
             quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.
Note 2 - Summary of Significant Accounting Policies
Accrued Warranty Costs, page F-13

2. We note your reconciliation of the changes in the warranty liability includes reconciling items "warranty claims paid or retired" and "expense." Please revise your tabular reconciliation to include the reconciling items specified by ASC 460-10-50-8c.
Note 11 - Segment Reporting, page F-32

3. We note your disclosure in MD&A of changes in sales for certain product categories.
         Please revise note 11 to disclose revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40.
Form 10-Q for Fiscal Quarter Ended September 30, 2018

Consolidated Condensed Statements of Income, page 4

4. We note from page 29 that the $11.5 million impairment charge taken is comprised of $2.2 million in impairment loss recognized on held for sale assets, $6.2 million in impairment loss on goodwill, and $3.1 million in impairment loss recognized on other intangible assets, and that this relates to your classification of GPT and CSZ-IC as held for sale. We also note from your disclosure on page 28 that these entities, while meeting the qualifications to be considered held for sale, did not meet the qualifications to be considered as discontinued operations. Please tell us why you have classified these impairment charges as non-operating income in your statement of income. Refer to the guidance in Rule 5-03 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Barry G. Steele
Gentherm Incorporated
December 11, 2018
Page 3



       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameBarry G. Steele                     Sincerely,
Comapany NameGentherm Incorporated
                                                      Division of Corporation
Finance
December 11, 2018 Page 3                              Office of Transportation
and Leisure
FirstName LastName